

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2010

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

> **Re:** **LBO Capital Corp.**
> **Item 4.02 Form 8-K**
> **Filed September 1, 2010**
> **File No. 033-19107**

Dear Mr. Itin:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

John T. Archfield Jr.
Staff Accountant